UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on Tuesday October 25, 2005.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|     Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|     No |X|.

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

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On October 25, 2005, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the six-month period ended on September 30, 2005. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

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Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, Chile
September 30, 2005 and 2004

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Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

As of September 30, 2005 and 2004
and for the years ended September 30, 2005 and 2004
(A translation of the original in Spanish- see note 2 (a))

Contents

Consolidated Financial Statements

Consolidated Balance Sheets	3
Consolidated Statements of Income	5
Consolidated Statements of Cash Flows	6
Notes to the Consolidated Financial Statements	7

Ch$	—	Chilean pesos
ThCh $	—	Thousands of Chilean pesos
US$	—	United States dollars
ThUS$	—	Thousands of United States dollars
ThEuro	—	Thousands of Euros
UF	—	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of September 30,
	Note	2005	2004

		ThUS$	ThUS$
ASSETS

Current assets
Cash		16,996	16,656
Time deposits		9,545	40,498
Marketable securities		47,912	57,192
Accounts receivable, net	4	173,524	156,505
Other accounts receivable, net	4	12,649	11,041
Accounts receivable from related companies	5	47,378	39,734
Inventories, net	6	313,046	259,497
Recoverable taxes		27,124	15,698
Prepaid expenses		5,993	5,397
Other current assets		8,560	6,767

Total current assets		662,727	608,985

Property, plant and equipment, net	7	765,650	671,248

Other Assets
Investments in related companies	8	21,253	15,477
Goodwill, net	9	16,520	4,857
Negative goodwill, net	9	(119)	(322)
Intangible assets, net		4,197	4,571
Long-term accounts receivable, net	4	317	211
Long-term accounts receivable from related companies	5	2,000	—
Other long-term assets	10	49,363	53,458

Total Other Assets		93,531	78,252

Total assets		1,521,908	1,358,485

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of September 30,
	Note	2005	2004

		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term bank debt	11	—	52,145
Current portion of long-term debt	11	200,922	642
Dividends payable		419	166
Accounts payable		74,384	49,826
Other accounts payable		3,751	1,765
Notes and accounts payable to related companies	5	1,888	10,815
Accrued liabilities	12	30,806	19,035
Withholdings		3,415	3,447
Income taxes		19,743	9,157
Deferred income taxes	13	1,372	6,410
Deferred income		7,255	945
Other current liabilities		891	837

Total current liabilities		344,846	155,190

Long-term liabilities
Long-term bank debt	11	100,000	200,000
Other accounts payable		1,062	1,976
Deferred income taxes	13	37,348	33,618
Staff severance indemnities	14	13,557	10,562

Total long-term liabilities		151,967	246,156

Minority interest	15	34,440	30,840

Shareholders’ equity
Paid-in capital	16	477,386	477,386
Other reserves	16	154,328	147,188
Retained earnings	16	358,941	301,725

Total shareholders’ equity		990,655	926,299

Total liabilities and shareholders’ equity		1,521,908	1,358,485

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		For the years ended September 30,
	Note	2005	2004

		ThUS$	ThUS$
Operating results

Sales		681,098	593,725
Cost of sales		(496,523)	(461,792)

Gross margin		184,575	131,933
Selling and administrative expenses		(46,447)	(38,685)

Operating income		138,128	93,248

Non-operating results
Non-operating income	18	11,590	18,386
Non-operating expenses	18	(35,557)	(32,326)

Non-operating loss		(23,967)	(13,940)

Income before income taxes		114,161	79,308
Income tax expense	13	(26,556)	(19,826)

Income before minority interest		87,605	59,482
Minority interest	15	(1,081)	(4,032)

Net income before negative goodwill		86,524	55,450
Amortization of negative goodwill	9	180	152

Net income for the year		86,704	55,602

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Cash Flows
(A translation of the original in Spanish- see note 2 (a))

		For the years ended September
		2005	2004

		ThUS$	ThUS$
Cash flows from operating activities
Net income for the year		86,704	55,602

Charges (credits) to income not representing cash flows
Depreciation expense	7	50,270	45,389
Amortization of intangible assets		373	143
Write-offs and accruals		14,262	31,342
Gain on equity investments in related companies		(2,946)	(4,501)
Loss on equity investments in related companies		55	12
Amortization of goodwill	9	967	881
Amortization of negative goodwill	9	(180)	(152)
(Profit) loss on sales of assets		—	(8,592)
Other credits to income not representing cash flows		(736)	(1,967)
Other charges to income not representing cash flows		61,136	40,628
Foreign exchange difference, net		5,425	2,437
Net changes in operating assets and liabilities (Increase) decrease:
Trade accounts receivable		(36,043)	(23,293)
Inventories		(43,366)	(23,839)
Other assets		(8,361)	(7,582)
Accounts payable		7,242	(7,635)
Interest payable		(3,509)	(4,044)
Net income taxes payable		(20,946)	(113)
Other accounts payable		(8,605)	129
VAT and taxes payable		(4,701)	(506)
Minority interest	15	(1,081)	4,095

Net cash provided from operating activities		95,960	98,434

Cash flows from financing activities
Proceeds from short term bank financing		100,000	83,045
Payment of dividends		(51,540)	(25,484)
Repayment of bank financing		(6,000)	(146,179)

Net cash used in financing activities		42,460	(88,618)

Cash flows from investing activities
Sales of property, plant and equipment		—	474
Sales of permanent investments		—	69,337
Sales of other investments		13	213
Other investing income	21	1,592	656
Additions to property, plant and equipment		(122,142)	(31,356)
Capitalized interest		(3,444)	(1,180)
Purchase of permanent investments		(7,744)	(1,401)
Investments in financial instruments		—	(12)
Other disbursements		(666)	—

Net cash used in investing activities		(132,391)	36,731

Effect of inflation on cash and cash equivalents		1,672	(478)
Net change in cash and cash equivalents		6,029	46,547
Beginning balance of cash and cash equivalents		66,753	69,273

Ending balance of cash and cash equivalents		74,454	115,342

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 1 – Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983.

Note 2 – Summary of Significant Accounting Policies

a)	Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform with Chilean GAAP may not conform with generally accepted accounting principles in the United States (“US GAAP”). For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English.

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

In accordance SVS Circular No. 1,697 and Technical Bulletins Nos. 64 and 72 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2005	2004

Foreign subsidiaries:	%	%
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
Soquimich SRL – Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Corporation NV (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation NV (Dutch Antilles)	100.00	100.00
Soquimich European Holding BV (Holland)	100.00	100.00
PTM – SQM Ibérica S.A. (Spain)	100.00	100.00
SQMC Holding Corporation LLP (USA)	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
Cape Fear Bulk LLC (USA)	51.00	51.00
SQM Investment Corporation NV (Dutch Antilles)	100.00	100.00
SQM Brasil Ltda.	100.00	100.00
Royal Seed Trading Corporation AVV (Aruba)	100.00	100.00
SQM Japon Co. Ltda.	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
SQM France S.A.	100.00	100.00
RS Agro-Chemical Trading AVV (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia LLC (USA)	100.00	100.00
Agricolima S.A. de C.V. (Mexico)	100.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia SRL (Italy)	95.00	95.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00
Mineag SQM Africa Limited (South Africa)	100.00	100.00
Fertilizantes Olmeca y SQM S.A. de C.V. (Mexico)	100.00	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00
SQM Lithium Specialties LLC (USA)	100.00	100.00
SQM Nitratos México S.A. de C.V. (México)	51.00	51.00
SQM Dubai – SZCO.	100.00	—

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2005	2004

	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	99.99	99.99
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada.	60.64	60.64
SQM Salar S.A.	100.00	100.00
Yumbes SCM	100.00	—
Comercial Hydro S.A.	60.64	60.64

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

b)	Period

These consolidated financial statements have been prepared as of September 30, 2005 and 2004 and for the years then ended.

c)	Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year (2.4% and 1.9% in 2005 and 2004, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent year-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

d)	Foreign currency

i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$ 529.20 per US$1 at September 30, 2005 and Ch$ 608.90 per US$1 at September 30, 2004.

ii)	Translation of non-U.S. dollar financial statements
In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (“BT 64-BT 72”) as follows:

a)	For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

–	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.
–	Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.
–	Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1,697 of the SVS.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

b)	The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:
–	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.
–	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.
–	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.
–	Any exchange differences are included in the results of operations for the period.

d)	Foreign currency (continued)

Foreign exchange differences for the period ended September 30, 2005 and 2004 generated net earnings (loss) of ThUS$ (5,425) and ThUS$ (2,437) respectively, which have been charged to the consolidated statements of income in each respective period. The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at September 30, as follows:

	2005	2004

Brazilian Real	2.22	2.86
New Peruvian Sol	3.25	3.47
Argentine Peso	2.92	2.98
Japanese Yen	113.19	110.00
Euro	0.83	0.81
Mexican Peso	10.81	11.43
Indonesian Rupee	9,290.00	9,415.00
Australian Dollar	1.31	1.37
Pound Sterling	0.52	0.58
Sucre Ecuatoriano	1.00	1.00
South African Rand	6.51	6.68

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

e)	Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.

f)	Time Deposits

Time deposits are recorded at cost plus accrued interest.

g)	Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses.

i)	Inventories and materials

Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. All such values do not exceed net realizable values.

Inventories of non-critical spare parts and supplies are classified as other current assets, except for those items which the Company estimates to have a turnover period of one year or more, which are classified as other long-term assets.

j)	Income taxes and deferred income taxes

Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

j)	Income and deferred taxes (continued)

Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. The effect of the temporary differences at March 31, 1999 were recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)	Property, plant and equipment

Property, plant, equipment and property rights are recorded at acquisition cost, considering in general an average residual value of 5%, except for certain assets that were restated in accordance with a technical appraisal in 1989. Depreciation expense has been calculated using the straight-line method based on the estimated useful lives of the assets and is charged directly to expenses.

Property, plant and equipment acquired through financial lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Technical Bulletin No. 31 and 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid assets to be amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and equipment.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

l)	Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting, in accordance with SVS Circulars Nos. 368 and 1,697 and Technical Bulletins Nos. 64 and 72 issued by the Chilean Association of Accountants. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos is recognized in other reserves within shareholders’ equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

m)	Goodwill and negative goodwill

Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 and 10 years for goodwill and negative goodwill, respectively.

n)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)	Mining development cost

Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

p)	Accrued employee severance

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming an average employee tenure of 24 years and a real annual discount rate of 9%.

q)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)	Saleback operations

These operations are registered in Other Current Assets at the amount of the purchase. Starting at the purchase date, the respective interest is recorded in accordance with SVS Circular 768.

s)	Dividends

Dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

t)	Derivative Contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

u)	Reclassifications

For comparison purposes, certain reclassifications have been made to the 2003 financial statements.

v)	Revenue recognition

Revenue is recognized on the date goods are physically delivered or when they are considered delivered according to the terms of the contract.

w)	Computer software

Computational systems developed internally using the Company’s personnel and materials are charged to income during the year in which the expenses are incurred. In accordance with Circular No. 981 dated December 28, 1990 of the SVS, computer systems acquired by the Company are recorded at cost.

x)	Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 3 – Changes in Accounting Principles

a) Changes in Accounting Principles

Up to December 31, 2004, the financial statements of the subsidiary Fertilizantes Naturales S.A. were considered in consolidation given that the Company maintained the control of this subsidiary (due to its right to manage this subsidiary's financial and operating policies). Beginning on January 1, 2005, the Company no longer controls this subsidiary and therefore the aforementioned subsidiary has been excluded from consolidation in accordance with letters a) to d) of No.6 in Attachment 1 to Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

There were no other changes in the accounting principles used by the Company during 2005 and 2004.

b) Reformulation of 2004 Financial Statements

For comparison purposes, the financial statements as of September 30, 2004 have been reformulated excluding the following assets and liabilities of Fertilizantes Naturales S.A. Consequently, assets and liabilities excluded and included are detailed as follows:

Fertilizantes Naturales S.A ThUS$

Current Asset	9,685
Property, Plant and Equipment	86
Other Assets	69
Current Liability	9,303
Results (*)	125

* 50% of the proportional income in Fertilizantes Naturales S.A. is presented under “Gain on equity investments in related companies”.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 4 – Short-term and Long-term Accounts Receivable

a)	Short term and long-term accounts receivable and other accounts receivable as of September 30 are detailed as follows:

	Up to 90 days		Between 90 days and 1 year		Total Short-term (net)

	2005	2004	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	117,502	106,710	27,352	19,954	144,854	126,664
Allowance for doubtful accounts					(9,122)	(6,140)
Notes receivable	24,424	23,245	17,121	16,658	41,545	39,903
Allowance for doubtful accounts					(3,753)	(3,922)

Accounts receivable, net					173,524	156,505

Other accounts receivable	11,436	7,927	2,269	3,971	13,705	11,898
Allowance for doubtful accounts					(1,056)	(857)

Other accounts receivable, net					12,649	11,041

Long-term receivables					317	211

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 4 – Short-term and Long-term Accounts Receivable (continued)

Consolidated Short-term and Long-term Receivables – by Geographic Location

	Chile		Europe, Africa andthe Middle East		Asia and Oceania		USA, Mexico and Canada		Latin America and the Caribbean		Total

	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net short-term trade accounts
receivable Balance	52,235	46,490	26,090	24,975	6,263	4,072	28,636	27,052	22,508	17,935	135,732	120,524
% of total	38.48%	38.57%	19.22%	20.72%	4.61%	3.38%	21.11%	22.45%	16.58%	14.88%	100.00%	100.00%

Net short-term notes
receivable Balance	28,936	32,663	3,722	298	373	189	1,071	197	3,690	2,634	37,792	35,981
% of total	76.57%	90.78%	9.85%	0.83%	0.99%	0.53%	2.83%	0.54%	9.76%	7.32%	100.00%	100.00%

Net short-term other accounts
receivable Balance	3,226	3,526	4,025	1,678	10	9	5,169	5,635	219	193	12,649	11,041
% of total	25.50%	31.94%	31.82%	15.19%	0.08%	0.08%	40.87%	51.04%	1.73%	1.75%	100.00%	100.00%

Subtotal short- term accounts receivable,
net Balance	84,397	82,679	33,837	26,951	6,646	4,270	34,876	32,884	26,417	20,762	186,173	167,546
% of total	45.33%	49.35%	18.18%	16.09%	3.57%	2.55%	18.73%	19.62%	14.19%	12.39%	100.00%	100.00%

Long-term accounts
receivable, net Balance	298	192	4	4	—	—	—	—	15	15	317	211
% of total	94.01%	91.00%	1.26%	1.89%	—	—	—	—	4.73%	7.11%	100.00%	100.00%

Total short and long- term accounts receivable,
net Balance	84,695	82,871	33,841	26,955	6,646	4,270	34,876	32,884	26,432	20,777	186,490	167,757
% of total	45.42%	49.40%	18.15%	16.07%	3.56%	2.55%	18.70%	19.59%	14.17%	12.39%	100.00%	100.00%

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 – Balances and Transactions with Related Parties

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest.

Transactions are made under terms and conditions which are similar to those offered to unrelated third parties.

a)	Amounts included in balances with related parties as of September 30, 2005 and 2004 are as follows:

	Short-term		Long-term

	2005	2004	2005	2004

Accounts receivable	ThUS$	ThUS$	ThUS$	ThUS$

Ajay Europe S.A.R.L.	2,612	3,478	—	—
Nutrisi Holding N.V.	1,445	1,446	—	—
Generale de Nutrition Vegetale S.A.	132	174	—	—
Abu Dhabi Fertilizer Ind. WLL	2,243	3,925	2,000	—
NU3 B.V.	—	877	—	—
Doktor Tarsa –SQM Turkey	6,102	3,030	—	—
Fertilizantes Naturales S.A.	5,559	4,898	—	—
Sales de Magnesio S.A.	43	68	—	—
Ajay North America LLC	1,944	2,582	—	—
PCS Sales Inc	9	—	—	—
Impronta SRL	5,810	4,703	—	—
Adubo Trevo S.A.	274	16	—	—
Yara International Asia Trade Pte Ltd	1,879	1,676	—	—
Yara France S.A.	2,329	—	—	—
Yara Poland SP	136	257	—	—
Yara Benelux B.V	206	161	—	—
Yara Hellas S.A.	258	409	—	—
Yara International Australia PTY.	880	1,250	—	—
Yara UK Ltd.	258	320	—	—
Yara GMBH & CO KG	180	293	—	—
Yara AB	71	26	—	—
Yara Colombia Ltda..	296	567	—	—
Yara Fertilizers (Philippines)	168	—	—	—
Yara Fertilizers (New Zealand)	255	—	—	—
Yara Iberian S.A.	2,234	2,291	—	—
Yara North America LLC	5,081	4,159	—	—
Yara France BU Africa	693	904	—	—
Yara France BU Latin America	—	1,430	—	—
Yara Argentina S.A.	959	729	—	—
Yara Italia SPA	—	65	—	—
Yara Internacional Wholesale Spec. South Africa	5,322	—	—	—

Total	47,378	39,734	2,000	—

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 – Balances and Transactions with Related Parties (continued)

a)	Amounts included in balances with related parties as of September 30, 2005 and 2004, continued:

	Short-term

	2005	2004

Accounts payable	ThUS$	ThUS$

PCS Yumbes SCM	—	7,119
NU3 N.V.	345	1,294
Rotem Amfert Negev Limited	—	18
NU3 B.V.	7	—
Yara Internacional ASA	940	646
Yara Fertilizantes Ltda.	—	1,273
Yara France S.A.	—	465
Yara France BU Latin America	596	—

Total	1,888	10,815

There were no outstanding long-term accounts payable with related parties as of September 30, 2005 and 2004

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 – Balances and Transactions with Related Parties (continued)

b)	During 2005 and 2004, principal transactions with related parties were as follows:

Company	Relationship	Type of transaction	Amount of Transaction		Impact on income (charge) credit

			2005	2004	2005	2004

			ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V. (Belgium)	Indirect	Sales of products	4,056	4,368	1,243	818
Doktor Tarsa	Indirect	Sales of products	8,246	4,351	2,191	1,034
Abu Dhabi Fertilizer WLL	Indirect	Sales of products	2,833	1,389	917	205
Impronta SRL	Indirect	Sales of products	3,065	4,010	1,134	949
Ajay Europe S.A.R.L.	Indirect	Sales of products	6,199	4,565	3,620	2,166
NU3 B.V.	Indirect	Sales of products	4,552	4,327	452	394
Fenasa	Indirect	Sales of products	15,921	—	5,484	—
Ajay North America LLC	Indirect	Sales of products	8,815	6,160	5,546	2,783
Yara UK Ltd.	Shareholder	Sales of products	1,142	922	142	89
Yara International Asia Trade Pte Ltd.	Shareholder	Sales of products	6,013	4,363	1,485	775
Yara France BU Africa	Shareholder	Sales of products	7,629	577	2,584	60
Yara Benelux B.V.	Shareholder	Sales of products	6,019	4,885	1,525	824
Yara AB Sweden	Shareholder	Sales of products	743	659	68	51
Yara International Australia Pty Ltd.	Shareholder	Sales of products	2,100	2,022	350	274
Yara Iberian S.A.	Shareholder	Sales of products	6,830	4,810	2,393	1,101
Yara Colombia Ltda.	Shareholder	Sales of products	3,272	2,811	1,647	821
Yara Poland SP	Shareholder	Sales of products	1,446	1,483	188	249
Yara GMBH & Co Kg	Shareholder	Sales of products	1,427	1,212	233	163
Yara France	Shareholder	Sales of products	7,588	7,598	2,106	1,591
Yara Hellas S.A.	Shareholder	Sales of products	1,330	949	416	199
Yara Argentina S.A.	Shareholder	Sales of products	9,394	7,135	2,888	1,703
Adubo Trevo S.A.	Shareholder	Sales of products	3,965	5,564	1,736	1,753
PCS Yumbes SCM	Shareholder	Sales of products	—	6,120	—	2,942
		Purchases of products	—	21,574	—	—
Yara Internacional ASA	Shareholder	Sales of products	2,342	—	558	—
Yara North America	Shareholder	Sales of products	31,506	28,933	10,379	6,878
Yara International Wholesale	Shareholder	Sales of products	17,121	—	4,107	—

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 – Inventories

Net inventories are summarized as follows:

	2005	2004

	ThUS$	ThUS$

Finished products	193,620	147,173
Work in process	105,072	102,691
Supplies	14,354	9,633

Total	313,046	259,497

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 7 – Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	2005	2004

	ThUS$	ThUS$
Land
Land	20,003	20,003
Mining Concessions	44,340	42,798

Total	64,343	62,801

Buildings and infrastructure
Buildings	164,514	161,509
Installations	177,427	169,231
Construction-in-progress	120,801	35,960
Other	172,034	146,759

Total	634,776	513,459

Machinery and Equipment
Machinery	429,568	412,901
Equipment	120,005	106,824
Project-in-progress	23,864	14,019
Other	18,099	18,402

Total	591,536	552,146

Other fixed assets
Tools	8,643	7,931
Furniture and office equipment	13,943	14,263
Project-in-progress	13,998	5,335
Other	5,916	11,275

Total	42,500	38,804

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 7 – Property, Plant and Equipment (continued)

	2005	2004

	ThUS$	ThUS$
Amounts relating to technical revaluation of fixed assets
Land	8,651	8,651
Buildings and infrastructure	40,627	40,627
Machinery and equipment	12,091	12,091
Other assets	53	53

	61,422	61,422

Total property, plant and equipment	1,394,577	1,228,632

Less: Accumulated depreciation
Buildings and infrastructure	(241,721)	(205,104)
Machinery and equipment	(323,702)	(290,671)
Other fixed assets	(28,254)	(27,879)
Technical appraisal	(35,250)	(33,730)

Total accumulated depreciation	(628,927)	(557,384)

Net property, plant and equipment	765,650	671,248

	2005	2004

Depreciation for the year ended September 30:	ThUS$	ThUS$

Buildings and infrastructure	(21,741)	(19,603)
Machinery and equipment	(26,320)	(23,646)
Other fixed assets	(1,303)	(1,172)
Technical revaluation	(906)	(968)

Total depreciation	(50,270)	(45,389)

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

	2005	2004

	ThUS$	ThUS$

Administrative office buildings	2,086	2,086
Accumulated depreciation	(509)	(428)

Total assets in leasing	1,577	1,658

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 7 – Property, Plant and Equipment (continued)

The administrative office buildings were acquired for 230 installments of UF 663.75 each and an annual, contractually established interest rate of 8.5%.

The vehicles were acquired for 36 installments of ThUS$ 98 each.

Note 8 – Investments in and Receivables from Related Parties

a) Information on foreign investments

There are no plans for the foreign investments to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated their foreign investments as net investment hedges.

b) Transactions executed in 2005

* Up to December 31, 2004, the financial statements of the subsidiary Fertilizantes Naturales S.A. were considered in consolidation given that the Company maintained the control of this subsidiary (due to its right to manage this subsidiary's financial and operating policies). Beginning on January 1, 2005, the Company no longer controls this subsidiary and therefore the aforementioned subsidiary has been excluded from consolidation in accordance with letters a) to d) of No.6 in Attachment 1 to Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

* On February 28, 2005, SQM Nitratos S.A. made a capital contribution of ThUS$484 to SQM Corporation N.V., with which it obtained participation of 99.9794% in this subsidiary . SQM S.A. did not concur to this contribution thereby reducing its participation to 0.0002% and ownership held by SQI Corporation N.V. by 0.0204%. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was stated using the pooling-of-interests method

* In March 2005, the subsidiary Soquimich European Holding B.V. made a capital increase of ThUS$ 411 in its related company Misr Specialty Fertilizers. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and the regulations in Circular No. 1,697 issued by the Chilean Superintendency of Securities and Insurance, the valuation was performed in consideration of the book value of the equity of Misr Specialty Fertilizers as of December 31, 2004, which does not significantly differ from its fair value determined at that date.

* On March 10, 2005, the subsidiary PCS Yumbes SCM, changed its name to Yumbes SCM.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 – Investments in and Receivables from Related Parties (continued)

* Assets, liabilities and equity of Yumbes SCM included in consolidation at their respective fair values as of September 30, 2005 are detailed as follows:

ThUS$

Current assets	14,324
Property, plant & equipment	18,581
Other assets	671
Current liabilities	16,734
Long-term liabilities	46
Shareholders' equity	16,796

The method applied for the acquisition of Yumbes S.C.M. was the acquisition method.

The Company continues to review valuation at fair value and for this purpose it will use the term permitted to refine the adjustment established in paragraph 66 of Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

* In April 2005, SQM Nitratos S.A. made a capital contribution of ThUS$ 5,641 in SQM Corporation N.V., thereby obtaining ownership interest of 99.99835% in that subsidiary. SQM S.A. did not participate in this increase and reduced its ownership interest to 0.00002% and that of SQI Corporation N.V. by 0.00163%. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was valued using the pooling of interest method.

* In April 2005, the subsidiary SQM Corporation N.V. acquired 13% of the affiliate Abu Dhabi Fertilizers for a sum of ThUS$ 484. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1697 issued by the Chilean Superintendency of Securities and Insurance (SVS) the Company valued this investment in consideration of the book value of equity of Abu Dhabi Fertilizers as of December 31, 2004, which does not significantly differ from its fair value at that date.

* In April 2005, the subsidiary SQM Corporation N.V. made a capital increase of ThUS$ 5,641 in its subsidiary Soquimich European Holding B.V., the owner of 100% of the shares of this company. This capital increase was valued in accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1697 issued by the Chilean Superintendency of Securities and Insurance (SVS).

* On May 11, 2005, SQM Salar S.A. distributed dividends for a sum of ThUS$ 21,500 to its shareholders SQM Potasio S.A. (81.82%) and SQM S.A.(18.18%).

* On May 11, 2005, SQM Potasio S.A. distributed dividends for a sum of ThUS$ 15,000 to its shareholders SQM S.A. (99.98%) and SQM Nitratos S.A.(0.02%).

* On May 11, 2005, SQM Nitratos S.A. distributed dividends for a sum of ThUS$ 16,900 to its shareholders SQM S.A. (99.99%) and Inversiones Pascuala S.A.(0.01%).

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 – Investments in and Receivables from Related Parties (continued)

* On July 12, 2005, SQM Nitratos S.A. made a capital contribution of ThUS$ 100 in SQM Brasil Ltda.

* On July 12, 2005, SQM Brasil Ltda. made a capital increase of ThUS$100. This capital was contributed by SQM Nitratos S.A. thereby obtaining ownership of 96.99% and 3.01 % by SQM S.A. SQM S.A. did not participate in this capital increase and this transaction generated no goodwill or negative goodwill.

* On August 9, 2005, SQM Nitratos S.A. and SQM S.A. acquired 99 and 1 shares, respectively of Kemira Emirates Fertilizar Company – Fzco in ThUS$ 6,000 paid at the date of the acquisition. In accordance with the provisions of Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular N01697 issued by the Chilean Superintendency of Securities and Insurance, the preliminary valuation was conducted by identifying the assets and liabilities in the individual financial statements of Kemira Emirates Fertilizar Company – Fzco as of July 31, 2005, by valuing them at their respective fair values, which do not significantly differ from their carrying values determined at that date.

For the acquisition of Kemira Emirates Fertilizar Company – Fzco. the Company used the acquisition method.

The Company will continue to review valuation at fair value and applies the term provided to refine the adjustment established in paragraph 66 of Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

* In September 2005, the subsidiary Soquimich European Holding B.V. and Charlee Industries Co, Ltd. formed Charlee SQM (Thailand) Co. Ltd. for which Soquimich European Holding B.V made a contribution of ThUS$ 800 and obtained ownership of 40% in Charlee SQM (Thailand) Co. Ltd.

* On September 17, 2005, Kemira Emirates Fertilizar Company – Fzco changed its name to SQM Dubai – Fzco.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 – Investments in and Receivables from Related Parties (continued)

c) Transactions executed in 2004

* In January 2004, the subsidiary Soquimich European Holding B.V. made a capital contribution of ThUS$ 475 on its affiliate Misr Specialty Fertilizers. In accordance with BT 72 of the Chilean Association of Accountants and SVS Circular 1697, the investment in Misr Specialty Fertilizers was valued using the book value of equity as of December 31, 2003, which does not differ significantly from its fair value determined as of the same date.

* At the meeting of the shareholders of Empresas Melón S.A. held on February 25, 2004, the shareholders agreed its spin-off in 2 companies, Empresas Melón S.A. and Inmobiliaria San Patricio S.A. As a result, SQM S.A. maintained its ownership of 14.05% in Empresas Melón S.A. and a same ownership percentage was assigned to this entity in the new company.

* In April 2004, the subsidiary Soquimich European Holding B.V. increased capital by ThUS$ 475 in its affiliate Misr Specialty Fertilizers. In accordance with BT 72 of the Chilean Association of Accountants and SVS Circular 1697, the investment in Misr Specialty Fertilizers was valued using the book value of equity as of March 31, 2004, which does not differ significantly from its fair value determined as of the same date.

* On August 13, 2004, SQM S.A. transferred 653,748,837 shares of Inmobiliaria San Patricio to Blue Circle South American Holding S.A., which was the totality of the shares held by SQM S.A. (14.05% participation). This transfer was performed in accordance with the contract for acquiring shares of Empresas Melón during 1998. The effect on income is presented as part of the gain from the sale of Empresas Melón.

* On August 18, 2004, 653,748,837 shares of Empresas Melón S.A. were sold in a public auction in the Santiago Stock Market, which was the totality of the shares held by SQM S.A. (14.05% participation), for ThUS$69,337, paid in cash on the same date. As a result of this sale, a gain before taxes of ThUS$8,179.

* On August 20, 2004, SQM Potasio S.A. decreased its capital in RS Agro Chemical Trading A.V.V. by ThUS$ 25,000, leaving it with 99.98% participation and SQM S.A. with 0.02%. This operation did not produce goodwill or negative goodwill.

* In October 2004, the subsidiary Soquimich European Holding B.V. increased its capital in Misr Specialty Fertilizers by ThUS$ 475. In accordance with BT 72 of the Chilean Association of Accountants and SVS Circular 1,697, the investment in Misr Specialty Fertilizers was valued using the book value of equity as of September 30, 2004, which does not differ significantly from its fair value determined as of the same date.

* On November 18, 2004, the subsidiary Soquimich European Holding B.V., contributed ThUS$268 to a joint venture with SQM Eastmed Turkey.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 – Investments in and Receivables from Related Parties (continued)

* On November 25, 2004, SQM Potasio S.A. decreased its capital in RS Agro Chemical Trading A.V.V. by ThUS$ 30,000, leaving it with 1.667% participation and SQM S.A. with 98.333%. This operation did not produce goodwill or negative goodwill.

* On December 20, 2004, SQM Nitratos S.A. contributed capital of ThUS$1,350 to SQM Brasil Ltda, thus obtaining participation of 98.77% in this subsidiary. SQM S.A. did not contribute to this increase, thereby reducing its participation to 1.23%. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was valued using the pooling of interests method.

* On December 23, 2004, SQM S.A. and SQM Nitratos S.A. acquired 43,733,165 and 2,000 shares, respectively, of PSC Yumbes S.C.M. for ThUS$ 39,708 (equivalent to 99.9954% and 0.0046% participation, respectively), of which ThUS$34,511 was paid on the date of acquisition and the remaining ThUS$5,197 will be paid on January 27, 2005.

Investments in related companies made starting January 1, 2004, are valued in accordance with BT 72 of the Chilean Association of Accountants and SVS Circular 1697, which establish that investments in related companies made until December 31, 2003 will continue to be valued using the equity method and investments in related companies realized starting January 1, 2004 are valued as described in Note 3 “Changes in Accounting Principles”.

In accordance with the aforementioned standards, the Company began valuing the assets and liabilities of the individual financial statements of PCS Yumbes S.C.M. as of December 31, 2004, valuing them at their respective fair values. This valuation method created goodwill of ThUS$ 12,637, produced principally by the valuation of property, plant and equipment carried out using appraisals performed in accordance with SVS Circular 1,698. The goodwill will be amortized over period of 20 years.

Therefore, the assets, liabilities and equity incorporated in the consolidation of the respective fair values as of December 31, 2004 are as follows:

	Book value	Adjustment to Fair value	Adjusted value
	ThUS$	ThUS$	ThUS$

Current assets	10,958	—	10,958
Property, plant and equipment	25,708	(7,954)	17,754
Other assets	293	—	293
Current liabilities	1,935	—	1,935
Equity	35,024	(7,954)	27,070

The purchase method was applied to the purchase of PCS Yumbes S.C.M.

The Company will continue to review the valuation of fair value to comply with timelines established in paragraph 66 of BT 72.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 – Investments in and Receivables from Related Parties (continued)

d) Investments with less than 20% participation

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 – Investments in and Receivables from Related Parties (continued)

d)	Detail of investments in related companies

Tax Registration Number	Company	Country of origin	Controlling currency	Number of shares	Ownership interest		Equity of companies		Book value of investment		Net income (loss)		Equity participation in net income (loss)

					2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

0-E	Ajay North America LLC	USA	US$	—	49.00	49.00	12,951	11,373	6,346	5,449	2,325	207	1,139	164
0-E	Nutrisi Holding N.V.	Belgium	US$	—	50.00	50.00	6,823	4,904	3,411	2,667	1,924	1,264	962	778
0-E	Misr Specialty Fertilizers	Egypt	US$	—	47.00	47.00	5,437	3,287	2,582	2,075	(77	—	(37)	—
0-E	Ajay Europe S.A.R.L.	France	US$	36,700	50.00	50.00	4,986	4,120	2,493	2,060	832	—	416	—
0-E	Doktor Tarsa	Turkey	Euros	—	50.00	50.00	4,915	2,170	2,458	1,085	485	590	243	295
0-E	Abu Dhabi Fertilizer
	Industries WLL	UAE	US$	1,961	50.00	37.00	3,411	3,227	1,705	1,194	(104	84	(52)	31
0-E	SQM Thailand Co. Ltd.	Thailand	US$	—	40.00	—	2,000	—	800	—	—	—	—	—
0-E	Impronta SRL	Italia	Euros	—	50.00	50.00	1,152	877	576	448	256	276	128	141
77557430-5	Sales de Magnesio Ltda.	Chile	Pesos	—	50.00	50.00	713	346	357	219	195	158	98	125
0-E	SQM Eastmed Turkey	Turkey	Euros	—	50.00	—	536	—	268	—	—	—	—	—
O-E	Rui Xin Packaging
	Materials Sanhe Co.Ltd	China	US$	—	25.00	25.00	482	482	121	121	—	—	—	—
0-E	Fertilizantes Naturales S.A.	España	Euros	—	25.00	25.00	450	537	107	134	50	125	13	31
81767200-0	Asoc. Garantizadora Pensiones	Chile	Pesos	—	3.31	3.31	879	732	29	25	—	—	—	—

Total									21,253	15,477

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 – Goodwill and Negative Goodwill

Goodwill and negative goodwill and the related amortization is summarized as follows:

a)	Goodwill
		September 30, 2005		September 30, 2004

Tax Registration Number	Company	Amount amortized during the period	Goodwill Balance	Amount amortized during the period	Goodwill balance

		ThUS$	ThUS$	ThUS$	ThUS$

0-E	Doktor Tarsa	18	—	56	41
79768170-9	Soquimich Comercial S.A.	111	11	113	159
93390000-2	Empresas Melón S.A.	—	—	324	—
79626800-K	SQM Salar S.A.	32	7	32	50
0-E	SQM México S.A. de C.V.	42	905	42	961
96864750-4	SQM Potassium S.A.	108	1,626	108	1,771
0-E	Comercial Caiman Internacional S.A.	17	160	17	183
0-E	Fertilizantes Olmeca S.A. de C.V.	42	126	42	181
96801610-5	Comercial Hydro S.A.	80	1,281	107	1,223
0-E	Saftnits Pty Ltd.	42	241	40	288
79947100-0	Yumbes SCM	475	12,163	—	—

Total		967	16,520	881	4,857

b)	Negative Goodwill

		September 30, 2005		September 30, 2004

Tax Registration Number	Company	Amount amortized during the period	Negative goodwill Balance	Amount amortized during the period	Negative goodwill balance

		ThUS$	ThUS$	ThUS$	ThUS$

96575300-1	Minera Mapocho S.A.	180	119	152	322

Total		180	119	152	322

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 10 – Other Long-term Assets

Other long-term assets are summarized as follows:
	2005	2004

	ThUS$	ThUS$

Engine and equipment spare-parts, net	21,703	25,678
Mine development costs	22,798	22,621
Pension plan	1,133	1,137
Construction of Salar-Baquedano road	1,560	1,680
Deferred loan issuance costs	349	1,155
Other	1,820	1,187

Total	49,363	53,458

Note 11 – Bank Debt

a)      Short-term bank debt is detailed as follows:

	2005	2004

Bank or financial institution	ThUS$	ThUS$

SCH Overseas Bank	—	12,026
Scotiabank	—	13,032
Citibank	—	6,039
HSBC Banc Chile	—	5,003
Banco de Chile	—	16,045

Total	—	52,145

Annual average interest rate	—	1.78%

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 11 – Bank Debt (continued)

b)	Long-term bank debt is detailed as follows:

		2005	2004

	Bank or financial institution	ThUS$	ThUS$

	Union Bank of Switzerland (1)	200,642	200,642
	BBVA Banco Bilbao Vizcaya Argentaria (2)	100,280	—

	Total	300,922	200,642

	Less: Current portion	(200,922)	(642)

	Long-term portion	100,000	200,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of 7.7% per annum, paid semi-annually. The principal is due on September 15, 2006.
(2)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.325% per annum, quarterly payment. The principal is due on March 3, 2010.

c)	The maturity of long-term debt is as follows:

		2005	2004

		ThUS$	ThUS$
	Years to maturity
	Current portion	200,922	642
	1 to 2 years	—	200,000
	2 to 3 years	—	—
	3 to 5 years	100,000	—

	Total	300,922	200,642

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 12 – Accrued Liabilities

As of September 30, 2005 and 2004, accrued liabilities are summarized as follows:

	2005	2004

	ThUS$	ThUS$

Provision for royalties	1,571	1,369
Quarterly bonus	—	—
Provision for employee compensation and legal costs	6,647	1,556
Taxes and monthly income tax installment payments	2,578	949
Vacation accrual	7,536	5,897
Accrued employee benefits	7,613	2,888
Marketing expenses	3,075	3,400
Other accruals	1,786	2,976

Total current liabilities	30,806	19,035

Note 13 – Income and Deferred Taxes

a)	At September 30, 2005 and 2004 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:
	2005	2004

	ThUS$	ThUS$

Accumulated tax basis retained earnings with tax credit	170,589	54,132

Accumulated tax basis retained earnings without tax credit	1	54
Tax loss carry-forwards (1)	247,566	21,960
Credit for shareholders	34,637	7,844

(1)	Income tax losses in Chile can be carried forward indefinitely.

The Company has recognized deferred income taxes for tax losses and the related valuation allowance, where applicable, in accordance with Technical Bulletin No. 60 issued by the Chilean Association of Accountants.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 – Income and Deferred Taxes (continued)

The deferred taxes as of September 30, 2005 and 2004 represented a net liability of ThUS$ 38,720 and ThUS$ 40,028 respectively, and consisted of:

2005	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,769	573	—	—
Vacation accrual	1,220	—	—	—
Unrealized gain on sale of products	12,611	—	—	—
Provision for obsolescence	—	1,928	—	—
Production expenses	—	—	20,650	—
Accelerated depreciation	—	—	—	58,113
Exploration expenses	—	—	—	5,257
Capitalized interest	—	—	—	6,149
Staff severance indemnities	—	485	—	2,293
Accrued expenses	—	170	—	—
Capitalized expenses	—	—	—	196
Tax loss carry-forwards	382	43,631	—	—
Losses from derivative transactions	—	—	—	—
Accrued interest	92	—	—	—
Provision for contractual investment obligations	—	—	—	—
Other	1,525	2,049	—	211

Total gross deferred taxes	17,599	48,836	20,650	72,219
Total complementary accounts	—	(4,682)	(1,857)	(24,869)
Valuation allowance	(178)	(34,152)	—	—

Total deferred taxes	17,421	10,002	18,793	47,350

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 – Income and Deferred Taxes (continued)

2004	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,320	397	—	—
Vacation accrual	964	—	—	—
Unrealized gain on sale of products	6,070	—	—	—
Provision for obsolescence	—	1,947	—	—
Production expenses	—	—	20,043	—
Accelerated depreciation	—	—	—	58,482
Exploration expenses	1,530	—	—	4,288
Capitalized interest	—	—	—	5,883
Staff severance indemnities	—	476	—	1,916
Accrued expenses	—	—	—	—
Capitalized expenses	—	—	—	393
Tax loss carry-forwards	—	5,594	—	—
Losses from derivative transactions	120	—	—	—
Accrued interest	164	—	—	—
Other	693	2,028	86	138

Total gross deferred taxes	10,861	10,442	20,129	71,100
Total complementary accounts	—	(1,212)	(2,858)	(28,791)
Valuation allowance	—	(539)	—	—

Total deferred taxes	10,861	8,691	17,271	42,309

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QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 – Income and Deferred Taxes (continued)

c)	Income tax expense is summarized as follows:
	2005	2004

	ThUS$	ThUS$

Tax expense adjustment ( prior year)	(931)	(118)
Provision for current income tax	(28,533)	(9,218)
Effect of deferred tax assets and liabilities	5,962	(6,354)
Effect of amortization of complementary accounts	(3,304)	(4,378)
Effect on deferred tax assets and liabilities due to changes in valuation allowance	—	—
Other tax charges and credits	250	242

Total income tax expense	(26,556)	(19,826)

Note 14 – Staff Severance Indemnities

Staff severance indemnities are summarized as follows:

	2005	2004

	ThUS$	ThUS$

Opening balance	11,875	10,127
Increases in obligation	3,545	2,571
Payments	(2,479)	(1,929)
Exchange difference	616	(207)

Balance as of September 30	13,557	10,562

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 – Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)

	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	31,103	27,541	(316)	(3,611)
Ajay SQM Chile S.A.	3,246	3,219	(670)	(330)
Cape Fear Bulk LLC	166	134	(142)	(83)
SQM Italia S.R.L	44	17	(24)	4
SQM Nitratos México S.A. de C.V.	(117)	(61)	71	(22)
SQM Indonesia S.A.	(2)	(10)	—	10

Total	34,440	30,840	(1,081)	(4,032)

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 16 – Shareholders’ Equity

a)	Changes to shareholders’ equity consisted of:
		Paid-in	Other	Accumulated deficit of subsidiaries in development	Retained	Net
	Number	capital	reserves	stage	earnings	income	Total
	of shares	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of January 1, 2004	263,196,524	477,386	141,420	(6,519)	230,932	46,753	889,972
Transfer 2003 net income to retained earnings	—	—	—	—	46,753	(46,753)	—
Declared dividends 2004	—	—	—	—	(23,192)	—	(23,192)
Accumulated deficit from subsidiaries in development stage (1)	—	—	—	(1,851)	—	—	(1,851)
Other comprehensive income (2)	—	—	5,768	—	—	—	5,768
Net income for the year	—	—	—	—	—	55,602	55,602

Balance as of September 30, 2004	263,196,524	477,386	147,188	(8,370)	254,493	55,602	926,299

Balance January 1, 2005	263,196,524	477,386	150,887	(8,370)	254,493	74,232	948,628
Transfer 2004 net income to retained earnings	—	—	—	—	74,232	(74,232)	—
Declared dividends 2005	—	—	—	—	(48,118)	—	(48,118)
Accumulated deficit from subsidiaries in development stage (1)	—	—	—	—	—	—	—
Other comprehensive income (2)	—	—	3,441	—	—	—	3,441
Net income for the year	—	—	—	—	—	86,704	86,704

Balance as of September 30, 2005	263,196,524	477,386	154,328	(8,370)	280,607	86,704	990,655

(1)	The only subsidiary currently in a development stage is SQM Lithium Specialties Limited.
(2)	Other comprehensive income includes translation adjustments and the effect of changes in the valuation of the Company’s under-funded pension as of September 30, 2004 and 2005.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 16 – Shareholders’ Equity (continued)

b) The composition of other comprehensive income as of September 30, 2005 is as follows:

		For the year ended September 30, 2005	As of September 30, 2005

Detail		ThUS$	ThUS$

Technical appraisal		—	151,345
Changes to other comprehensive income from equity method investments:
Soquimich Comercial S.A.	(1)	3,407	4,154
Isapre Norte Grande Ltda.	(1)	—	(83)
Inversiones Augusta S.A.	(1)	—	(761)
SQM Ecuador S.A.	(3)	—	(271)
Almacenes y Depósitos Ltda.	(1)	32	(24)
Asociación Garantizadora de Pensiones	(1)	2	(11)
Sales de Magnesio Ltda.	(1)	—	52
SQM North America Corp.	(2)	—	(793)
Other Companies	(1)	—	720

Total other comprehensive income		3,441	154,328

(1)	Corresponds to translation adjustments and monetary correction
(2)	Corresponds to a change in the valuation of the Company’s under-funded pension scheme
(3)	Corresponds to the translation adjustment produced by the application of a new law implemented by the Ecuadorian Government

c)	Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

Series A :	If the election of the president of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.
Series B:	1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.
2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of a director elected by Series B shareholders.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 17 – Derivatives Instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of September 30, 2005 the Company’s derivative instruments are as follows:

2005 Type of derivative	Notional or covered amount	Expiration	Description of the contract type	Position purchase/sale	(Liability) Asset amount	Income (loss) effect

	ThUS$				ThUS$	ThUS$
US dollar Forward	10,000	4th quarter of 2005	Exchange rate	P	-122	-122
US dollar Forward	13,650	4th quarter of 2005	Exchange rate	S	1,484	1,484
US dollar Forward	1,864	4th quarter of 2005	Exchange rate	P	14	14
US dollar Forward	6,213	4th quarter of 2005	Exchange rate	P	-91	-91
US dollar Put Option	24,560	4th quarter of 2005	Exchange rate	P	34	34
US dollar Put Option	3,798	4th quarter of 2005	Exchange rate	P	-10	-10
US dollar Put Option	8,000	4th quarter of 2005	Exchange rate	P	332	332

	68,085				1,641	1,641

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 – Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)	Non-operating income
	2005	2004

	ThUS$	ThUS$

Prior period equity value income	1,209	142
Interest income	4,187	2,597
Reversal of allowance for doubtful accounts	489	391
Insurance recoveries	107	546
Sales of materials and services	85	114
Equity participation in net income of unconsolidated subsidiaries	2,891	4,489
Gain on sale of investments in related companies	—	8,179
Compensation obtained from third parties	737	—
Other income	1,885	1,928

Total	11,590	18,386

b)	Non-operating expenses

	2005	2004

	ThUS$	ThUS$

Write-off of investments	8,747	6,996
Interest expense	12,611	14,380
Amortization of goodwill	967	881
Net foreign exchange losses	5,425	2,437
Work disruption expenses	339	421
Increase in provision for employee compensation and legal costs	4,730	622
Provision for sale of materials, spare-parts and supplies	500	1,300
Allowance for doubtful accounts	—	2,500
Other expenses	2,222	2,555
Provision for sales of materials, spare-parts and supplies	16	234

Total	35,557	32,326

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QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 19 – Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income from operations
	2005	2004

	ThUS$	ThUS$

Property, plant and equipment	158	127
Other assets and liabilities	(1,662)	99
Shareholders’ equity	(1,677)	(1,091)

Net price-level restatement	(3,181)	(865)

Note 20 – Assets and Liabilities Denominated in Foreign Currency

	2005	2004

Assets	ThUS$	ThUS$
Chilean pesos	88,616	82,680
US dollars	1,296,774	1,184,819
Euros	32,335	18,646
Japanese Yen	6,272	4,351
Brazilian Real	324	365
Mexican pesos	10,741	5,385
UF	65,112	51,639
South African Rand	8,219	8,991
Dirhams	10,089	—
Other currencies	3,426	1,609

Current liabilities
Chilean pesos	71,162	49,054
US dollars	255,724	87,828
Euros	8,343	6,824
Japanese Yen	58	194
Brazilian Real	1,266	707
Mexican pesos	4,392	8,175
UF	191	155
South African Rand	1,164	1,899
Dirhams	2,473	—
Other currencies	73	354

Long-term liabilities
Chilean pesos	12,244	9,300
US dollars	138,548	235,743
Japanese Yen	111	72
UF	1,062	1,040
Other currencies	2	1

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 21 – Cash Flow Statement

Amounts included in other investing income are summarized as follows:

	2005	2004

	ThUS$	ThUS$
Repayment of employee loans	3	48
Cash included in cash equivalents	852	8
Sale of mining concessions	737	600

Total	1,592	656

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 22 – Commitments and Contingencies

I.      Contingencies:

(a)	Material lawsuits or other legal actions of which the Company is party to:

1.	Plaintiffs	:	Du Guano de Poisson Angibaud S.A. and Generale de Nutrition Vegetale SAS

	Defendants	:	Soquimich European Holdings B.V., NU3 N.V. and SQM France S.A.

	Date of lawsuit	:	December 2002

	Court	:	Court of Arbitration in France

	Matter	:	Termination of the company relationship and liquidation of the company Generale de Nutrition Vegetale SAS

	Status	:	Sentence contrary to demands – not executed

	Nominative value:	:	ThEuro$ 5,000

(b)	Models for the Production of the María Elena Site

The Company is currently implementing different projects related to the María Elena Site Decontamination Plan (Note 25).

Projects that are being implemented in the María Elena site, a priori, do not generate any significant changes in the current mining reserves or forecasted production volumes.

The final execution of these projects is subject to the approval of environmental impact studies presented last December to the respective authorities.

(c)	Other

The Company and its subsidiaries are involved in litigation in the ordinary course of business. Based on the advice of counsel, management believes the litigation will not have a material effect on the consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

II.	Commitments:

(b)	The subsidiary SQM Salar S.A. maintains an agreement with a government agency, whereby the Company must make annual payments until 2030 based on the Company’s annual sales. This amount, which has been paid since the beginning of the agreement in 1996, was ThUS$ 1,571 in 2005 (ThUS$ 3,548 in 2004).

(c)	The Company has certain indirect guarantees, which relate to agreements with no remaining payments pending. These guarantees are still in effect and have been approved by the Company’s Board of Directors; however, they have not been used by the subsidiaries.

(d)	Bank debt of SQM S.A. and its subsidiaries has no restrictions or terms other than those that might usually be found in identical debt in the financial markets, such as maximum indebtedness and minimum equity among others.

Note 23 – Third Party Guarantees

As of March 31, 2005 and 2004 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding

Beneficiary	Name	Relationship	2005	2004
			ThUS$	ThUS$
Phelps Dodge Corporation	SQM Potasio S.A.	Subsidiary	1,050	1,926
BBVA Banco Bilbao Vizcaya Aregentaria	Royal Seed Trading Corp. A.V.V.	Subsidiary	100,245	—

Note 24 – Sanctions

During 2005 and 2004, the SVS did not apply sanctions to the Company, its directors or managers.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Environmental Projects

Disbursements incurred by the Company as of September 30, 2005 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities are as follows:

		Future
	2005	Disbursements

	ThUS$	ThUS$
Project
Environmental department	407	48
Risk and security management	185	2.161
Dust emission control	954	11
Light normalization	260	987
Exchange bank authorization	132	68
Environmental studies – Region I of Chile project	22	168
Maria Elena archeology	—	700
Drinking water regulatization projects	—	114
Dry plant aspiration system	118	—
Improvements in salt deposit environment	120	—
Increase in P2 Camp Plant treatment capacity	37	—
Atacama salt deposit hydrology studies	126	347
Environment expenses – Engineering Management	35	5

Total	2,396	4,609

Protecting the environment, both in regards to the Company’s productive processes and the manufactured goods, is a constant concern for SQM.

SQM is currently implementing an Environmental Management System, which is based on the ISO 14000 standard, with which the Company will improve its environmental performance. The implementation program stipulates that all the operations maintained by the Company in Regions I and II of Chile, will have a fully implemented Environmental Management System by late 2005.

Processes where sodium nitrate is used as a raw material are carried out in geographical areas such as the desert with favorable weather conditions for drying solid materials and evaporating liquids used in solar energy. The extraction of minerals in open pit mines, given their low waste-to-mineral ratio, gives rise to waste deposits that have little impact on the environment. The extraction process and ore crushing produce particles that are consistent with the industry of operation.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Environmental Projects (continued)

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for air quality and, consequently, affected the nearby city of Maria Elena. Particles mainly come from dust that results from processing the sodium nitrate, particularly at the crushing process prior to leaching. The Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. A new decontamination plan for this area, released on March 13, 2004, is intended to meet air quality standards by April 1, 2006. On December 30, 2004, the Company submitted a proposal entitled “Technological Change at María Elena”, which intends to reduce particle emission, to the government’s Environmental Impact Evaluation System. This proposal is presently pending evaluation by the environmental regulators, whose decision should be made public during the first semester of 2005.

Ore treatment operations, as they are controlled processes, produce solid residual materials that are the non-soluble by product and a certain degree of moisture.

SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Atacama Salt Mine lagoons. Such research includes a population count of the birds and wildlife, breeding research, additional behavior research and the climate phenomena of the area.

Consistent with the Company’s ongoing commitment with the environmental authorities, the Company actively participates in the Joint Monitoring Research project for the Atacama Salt Mine watershed along with other mining companies that make use of the water resources that supply the Atacama Salt Mine. To perform this study, SQM has involved diverse scientists from prestigious research institutions such as Dictuc of Pontificia Universidad Católica, the University of Nevada, Cornell University and the University of Binghamton in New York.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 26 – Significant Events

On January 19, 2005, the Company’s Board of Directors informed the SVS that, in an Ordinary Session of the Board on January 18, 2005, they accepted the voluntary and irrevocable resignation of Mr. Avi Milstein as Director and appointed Mr. Daniel Yarur E. in his place.

On February 25, 2005, Royal Seed Trading Corp A.V.V., a subsidiary of Sociedad Química y Minera de Chile S.A., entered into a syndicated loan for ThUS$ 100,000, guaranteed by its Parent Company, with the following banks: BBVA Securities Inc., BNP Paribas and Rabobank Curacao N.V. The loan matures in 5 years, with quarterly interest payments at an initial annual interest rate of Libor + 0.325%", which could vary depending on any possible future modifications in the subsidiary’s external debt classification. There are no real guarantees associated with this loan.

On March 16, 2005, the Company informed the Chilean Superintendency of Securities and Insurance (SVS) that the Board of Directors of Sociedad Química y Minera de Chile S.A. (SQM) at the ordinary meeting dated March 15, 2005 unanimously agreed to propose the payment of a final dividend for a sum of US$0.18282 per share in favor of all those shareholders of SQM that are registered with the respective registry during the fifth business day prior to the day in which this dividend will be paid.

Upon approval of the aforementioned proposal at the next Ordinary Shareholders’ Meeting that will be held on April 29, 2004, the amount of the final dividend to be distributed will be increased from 50% to 65% of net income and implies the partial modification of the Dividend Policy for the 2004 commercial year, which was communicated at the General Ordinary Shareholders’ Meeting held on April 30, 2004.

The director Mr. José Antonio Silva B. consulted with the Chilean Superintendency of Securities and Insurance ("SVS") as to the applicability of the concept of "limitation of related persons" to Article 31 of the by-laws of SQM S.A. and as equal to this concept already existing in Article 31 Bis of the aforementioned by-laws- and also in respect to the quorum required to modify the percentage of "37.5%" referred to in Article 31. The SVS, through Ordinary Official Communication N002622 dated March 16, 2005, asked the Company's opinion in this respect and the Company, through its management informed the Board of Directors that the concept of "limitation of related persons" does not exist in Article 31 and that the history of both articles plus the interpretation of these articles at the different Shareholders' meetings held throughout the years and the different objectives of these articles, among other aspects, allow concluding that this concept is not applicable to article 31 and that; in addition, the amendment of the percentage requires the vote by absolute majority of shares issued with voting rights present at the Shareholders' meeting that analyze this amendment. Four directors agreed with the opinion provided by the management of SQM S.A. and two directors disagreed with this opinion and this was informed to the SVS. The SVS confirmed the opinion provided by the management of SQM S.A. based on matter of law of fact considerations explained in Ordinary Official Communication N003821 dated April 19, 2005.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 26 – Significant Events (continued)

Inversiones El Boldo Limitada, owner of more than 10% of voting right shares issued of SQM S.A. and related to Potash Corporation of Saskatchewan Inc., on April 25, 2005 has requested from the Board of directors of SQM S.A. that it requests an Extraordinary Shareholders' Meeting of the Company to vote as to the convenience of either eliminating or not Series A and B shares – and preferences related to these series – in which the Company's capital is currently divided through the amendment of the pertinent articles of the Company's by-laws required to reflect this possible elimination and; alternately, and provided that the shareholders do not approve this elimination, to modify article 31 of these by-laws with the purpose of incorporating in this article the concept of "related persons" already included in Article 31 Bis of the aforementioned by-laws. The Company's Board of Directors unanimously agreed on its meeting held on April 26, 2005 to summon such a meeting for May 25, 2005 at 10.00 a.m.

On April 27, 2005, the Company informed the Chilean Superintendency of Securities and Insurance (SVS) that the French Arbitrage Association (AFA) provided its sentence within the process in which Du Guano de Poisson Angibaud S.A. and Generale de Nutrition Vegetal SAS, both of them member companies of the Angibaud Group, filed in Paris, France during 2002 lawsuits against Soquimich European Holdings B.V., NU3 N.V. and SQM France S.A., all of which are subsidiaries of Sociedad Química y Minera de Chile S.A., for damage that Angibaud would have experienced due to business relationships between both Group of companies.

At the General Ordinary Shareholders’ Meeting of April 29, 2005, the shareholders, among others, agreed the following:

a) Approved the distribution and payment of a final dividend for a total of Ch$ 106.56029 per share in one single payment from May 12, 2005 with a charge to 2004 net income.

b) Approved the payment of UF 50 (fifty UF) to each member of the Board of Directors’ Committee regardless of the number of meetings that this Committee may or not have during the respective month and establish an annual budget for expenses for this Committee and its advisors of UF 1,800 (one thousand and eight hundred UF).

c) Appoint Messrs. Wayne R. Brownlee, Hernán Büchi B., José María Eyzaguirre B., Julio Ponce L., José Antonio Silva B., Wolf von Appen, Kendrick T. Wallace and Daniel Yarur E. as new directors of SQM S.A. and approved remuneration payable to these members of the Board during the next twelve months, which are the same as those approved at the Company’s previous General Ordinary Shareholders’ Meeting.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 26 – Significant Events (continued)

During July 2005, the French Arbitrage Association (AFA) pronounced its sentence in the process that Compagnie du Guano de Poisson Angibaud S.A. and Generale de Nutrition Vegetales SAS, which are member companies of the Angibaud Group, filed in Paris, France during 2002 a lawsuit against Soquimich European Holdings B.V., NU3 and SQM France S.A., which are members of the SQM Group and subsidiaries of Sociedad Química y Minera de Chile S.A. for damages that Angibaud would have experienced due to the termination of business relationships between both Group of companies.

Angibaud filed a lawsuit for the amount of ThEuro 30,295 and the French Arbitrage Association (AFA) in a sentence that partially accepted this claim ordered that SQM pays the amount of ThEuro 8,000, including expenses and interest to Compagnie du Guano de Poisson Angibaud S.A. and Generale de Nutrition Vegetales SAS.

With no prejudice of the foregoing, the SQM Group has made an accrual of ThUS$ 6,000 to pay a portion of the amounts indicated in the aforementioned sentence.

Note 27 – Subsequent Events

Management is not aware of any significant subsequent events that have occurred after September 30, 2005 and that may affect the Company’s financial position or the interpretation of these financial statements, (October 24, 2005).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer

Date: November 07, 2005